

July 12, 2023

Roei Golan
Chief Financial Officer
Check Point Software Technologies Ltd.
5 Shlomo Kaplan Street
Tel Aviv 6789159 , Israel

      Re: Check Point Software Technologies Ltd.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 27, 2023
          File No. 000-28584

Dear Roei Golan:

      We have reviewed your June 21, 2023 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 8, 2023 letter.

Form 20-F for the Fiscal Year Ended December 31, 2022

Consolidated Financial Statements
Notes to Consolidated Financial Statements
Note 4 Cash and Cash Equivalents, Short-Term Bank Deposits and Marketable Securities, page F-28

1.   Please provide a legal analysis of whether the Company meets the definition of "investment company" under Section 3(a) of the Investment Company Act of 1940 (the "1940 Act"). Please include in your analysis all relevant calculations under Section 3(a)(1)(C) on an unconsolidated basis, identifying each constituent part of the numerator(s) and denominator(s). Please also describe and discuss any other substantive determinations and/or characterizations of assets that are material to your calculations. Additionally, if the Company meets the definition of "investment company" under Section

3(a) of the 1940 Act but relies or intends to rely on an exclusion therefrom or a relevant exemption, please provide a legal analysis supporting such reliance.

You may contact Laura Veator, Senior Staff Accountant, at (202)-551-3716 or Stephen Krikorian, Accounting Branch Chief, at (202)-551-3488 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology